Via Facsimile and U.S. Mail
Mail Stop 4720

May 15, 2009

Mr. Michael McClure
Executive Vice President and Chief Financial Officer
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive
Suite 500
Addison, TX 75001

Re: Affirmative Insurance Holdings, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 17, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2008
Form 10-Q for the Quarter Ended June 30, 2008
Filed August 8, 2008
File No. 000-50795

Dear Mr. McClure:

        We have reviewed your March 6, 2009 response to our February 11, 2009 letter and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2007

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Deferred Policy Acquisition Costs, page 71

   1. We are continuing to evaluate your response to prior comment one regarding your basis for the capitalization of advertising in deferred acquisition costs.

Definitive Proxy Statement on Schedule 14A filed April 29, 2008

Compensation Discussion and Analysis, page 14

2. We note your response to our prior comment 3 and the revised disclosure in the proxy statement filed April 24, 2009. Other than to assist us in evaluating your response to prior comment 3, we did not otherwise review that proxy statement. Please expand your disclosure to:

    *   identify the department's targeted expense budget for each of Messrs. Bondi, McClure and Fisher;
    *   more specifically describe the non-financial objectives relating to claims management, product management, actuarial pricing, actuarial reserving and business development; and
    *   identify which of the non-financial objectives were met by each of Messrs. McClure, Fisher, Bondi, and McPadden.

*   *   *   *

    Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

    Please contact Christine Allen, Staff Accountant, at (202) 551- 3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3678 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                    Sincerely,

                    Jim B. Rosenberg
                    Senior Assistant Chief Accountant